UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

table of contents

Free Translation Into English of Certain INFORMATION FROM the Formulário de Referência of Cosan S.A.

The following is a free translation into English of certain information from the most recently filed Formulário de Referência of Cosan S.A. (the “Company,” “we,” “us” or “our”), including (i) a discussion of the Company’s results of operations and financial condition as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, and (ii) certain other information relating to the Company.

Special Note Regarding Non-GAAP Financial Measures

We use the following non-GAAP measures: (1) Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), corresponding to Brazilian Lucro Antes dos Juros, Impostos de Renda e Contribuição Social sobre o Lucro, Depreciação e Amortização (LAJIDA), as defined in CVM Resolution No. 156, dated June 23, 2022; (2) Net Debt; (3) Adjusted Working Capital; (4) General Debt Ratio; and (5) Current Liquidity Ratio. EBITDA consists of net profit for the period/year, plus income tax and social security contribution (current and deferred), net financial income, and depreciation and amortization. Net Debt consists of current and non-current loans, financing, and bonds, net of cash and cash equivalents, current and non-current marketable securities, and derivative financial instruments. Adjusted Working Capital consists of current assets, excluding cash and cash equivalents, marketable securities, and derivative financial instruments, less current liabilities, excluding loans, financing, and bonds. The General Debt Ratio is calculated by the ratio of Total Liabilities to Total Assets. The Current Liquidity Ratio is calculated by the ratio of Current Assets to Current Liabilities.

EBITDA represents our operational cash generation, indicating our ability to generate cash from our operating assets, consisting of net profit attributable to our shareholders, plus non-controlling interests, net financial expenses excluding financial income, income tax and social security contribution, and depreciation and amortization expenses. EBITDA is not a measure of profit in accordance with accounting principles adopted in Brazil and does not represent cash flows for the year, therefore, it is not an alternative measure of performance or cash flows. We use EBITDA as a performance measure for management purposes and for comparison with similar companies. However, this measure may differ from the definition used by other companies and should not be considered as a substitute for information in the audited financial statements.

EBITDA is used as a tool for measuring performance and as a benchmark for comparison with other companies, as it has the advantage of not being affected by variables specific to certain countries or regions, such as interest rates, depreciation rules, and tax differences, since it excludes all such discounts. Thus, the use of this indicator allows us to analyze more than just its net income (profit or loss), which is often insufficient to assess its true performance as it is frequently influenced by factors beyond operations. However, EBITDA has certain limitations, such as not considering the amount of reinvestment necessary to maintain production capacity (consumed by depreciation), which can give a false idea of the company’s actual liquidity, thus requiring that this indicator be used in conjunction with other accounting measures so that it can be better interpreted.

Although Net Debt is not a measure of financial performance, liquidity or indebtedness recognized by BR GAAP practices, nor by IFRS Standards, issued by the IASB. We understand that measuring Net Debt is useful in assessing the level of indebtedness in relation to our cash position and is a measure widely used to calculate our financial covenants. We emphasize that other companies may calculate Net Debt differently than we do.

Adjusted Working Capital represents a management measure that we use to assess operational efficiency and the need for funds to finance its current activities. This metric is calculated based on current assets, excluding cash and cash equivalents, marketable securities and derivative financial instruments, less current liabilities, excluding loans, financing, and bonds.

This measure allows us to monitor the variation in resources deployed in our operations, reflecting the amount of capital required to support the operating cycle, without considering the effects of capital structure or financing decisions. Accordingly, Adjusted Working Capital helps in understanding the dynamics among short-term operational accounts, such as inventories, accounts receivable, and accounts payable, and their impact on operational liquidity.

Although Adjusted Working Capital is not an accounting measure defined under BR GAAP or IFRS, we believe it is useful for analyzing the evolution of operational financial position and working capital management, as well as for comparison with other companies in the sector.

We emphasize, however, that the calculation of Adjusted Working Capital may differ from methodologies used by other companies, and that this measure must be analyzed in conjunction with the audited financial statements and other traditional accounting and financial metrics so as to provide a more comprehensive assessment of our economic and financial status.

We consider the General Debt Ratio to be a relevant indicator for evaluating our capital structure, as it reflects the proportion of assets financed by third-party capital, allowing investors and analysts to understand the level of financial leverage and our exposure to risks associated with indebtedness. This indicator is also a tool to support decision-making related to capital structure and long-term financing strategies.

We also understand that the Current Liquidity Ratio is a useful instrument to measure our ability to perform short-term obligations with assets available within the same time horizon. By indicating financial slack in the short term, this ratio assists in the assessment of our liquidity position, as well as in the analysis of solvency risks and in the management of working capital.

Both ratios are non-accounting measures, they are not recognized by the accounting practices adopted in Brazil or by the IFRS and have no standardized meaning and may not be comparable to similar measures disclosed by other companies. Still, we understand that these indicators, when analyzed together with financial statements and other accounting information, contribute to a more comprehensive assessment of our financial condition and operating performance.

Non-GAAP Financial Measures

EBITDA

EBITDA is additional information to the financial statements, but is not an accounting measure in accordance with accounting practices adopted in Brazil (“BR GAAP”) or the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standard Board (“IASB”), and is not a measure of profit in accordance with BR GAAP or IFRS and does not represent the cash flows of the periods presented. EBITDA should not be considered as a substitute for net profit, as an indicator of operating performance, as a substitute for cash flow, or as a measure of our liquidity.

Our EBITDA for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	As of June 30, 2025	As of December 31, 2024
	(In millions of reais)
EBITDA	4,811.8	5,304.8

Net debt

Net Debt is not a measure of financial performance, liquidity or indebtedness recognized by BR GAAP, nor by IFRS Standards, issued by the IASB.

Our Net Debt for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	As of June 30, 2025	As of December 31, 2024
	(In millions of reais)
Net Debt(1)	44,039.2	44,846.1

(1)	Net Debt consists of current and non-current loans, financing, and bonds, net of cash and cash equivalents, current and non-current marketable securities, and derivative financial instruments. Net Debt is a non-accounting measure.

Adjusted Working Capital

Adjusted Working Capital is additional information to our financial statements, used to provide a clearer view of operational liquidity by excluding the effects of financial items that are not directly related to the business operation. This metric, however, is not an accounting measure recognized by BR GAAP and the International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Our Adjusted Working Capital for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	As of June 30, 2025	As of December 31, 2024
	(In millions of reais)
Adjusted Working Capital (1)	(1,266.3)	(4,709.8)

(1)	Adjusted working capital is a non-accounting measure calculated by the difference between the balance of current assets, excluding cash and cash equivalents, marketable securities, and derivative financial instruments, less current liabilities, excluding loans, financing, and bonds.

Debt-to-equity ratio

The general debt ratio is a non-accounting measure calculated according to market practice; it can be reconciled with our financial statements and consists of the ratio between total liabilities and total assets. This indicator represents the level of commitment of assets to total obligations (current and non-current) and allows us to assess the capital structure and exposure to financial risks.

Our General Debt Ratio for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	As of June 30, 2025		As of December 31, 2024
Debt-to-equity ratio	0.7	x	0.7	x

Current liquidity ratio

The current liquidity ratio is a non-accounting measure calculated according to market practice; it can be reconciled with our financial statements and consists of the ratio between current assets and current liabilities. This indicator aims at measuring our ability to satisfy short-term obligations using realizable assets in the same period.

Our Current Liquidity Ratio for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	As of June 30, 2025		As of December 31, 2024
Current liquidity ratio	1.8	x	1.7	x

Reconciliation of Non-GAAP Financial Measures

Our EBITDA for the six-month periods ended June 30, 2025 and 2024, as well as the reconciliation of such amounts to our net income are set forth in the table below.

	Six-month period ended June 30,
	2025	2024
	(In millions of reais)
Net income of the period	(2,503.5)	(705.9)
(+/-) Income tax and social security contribution (current and non-current)	1,649.2	(124.2)
(+) Net financial income	3,705.9	4,301.1
(+) Depreciation and amortization	1,960.2	1,833.7
EBITDA	4,811.8	5,304.8

Our Net Debt as of June 30, 2025 and December 31, 2024, as well as the reconciliation of such amounts to our current loans, financings and bonds are set forth in the table below.

	As of June 30, 2025	As of December 31, 2024
	(In millions of reais)
Current loans, financing, and bonds	3,873.6	4,403.1
Non-current loans, financing, and bonds	56,526.7	62,052.3
Total Gross Debt	60,400.3	66,455.4
Cash and cash equivalents	(13,527.9)	(16,903.5)
Securities (current and non-current)	(3,048.6)	(3,386.3)
Total	43,823.8	46,165.6
Debt derivative financial instruments	215.4	(1,319.5)
Net Debt	44,039.2	44,846.1

Our Adjusted Working Capital as of June 30, 2025 and 2024, as well as the reconciliation of such amounts to our current assets, excluding cash and cash equivalents, marketable securities and derivative financial instruments are set forth in the table below.

	As of June 30, 2025	As of December 31, 2024
	(In millions of reais)
Current assets, excluding cash and cash equivalents, marketable securities and derivative financial instruments (1)	9,490.0	8,713.8
Current liabilities, except loans, financing, and bonds	(10,756.3)	(13,423.5)
Adjusted Working Capital (2)	(1,266.3)	(4,709.7)

(1)	Excluded from the calculation of adjusted net working capital and included in the net debt position.

(2)	Adjusted net working capital is a non-accounting measure calculated by the difference between the balance of current assets, excluding cash and cash equivalents, marketable securities, and derivative financial instruments, less current liabilities, excluding loans, financing, and bonds.

Debt-to-equity ratio

Our General Debt Ratio as of June 30, 2025 and December 31, 2024, as well as the reconciliation of such amounts to our total assets are set forth in the table below.

	As of June 30, 2025		As of December 31, 2024
	(In millions of reais, except percentages)
Total Assets	126,036.3		141,265.9
Total Liabilities	92,931.9		101,867.5
Debt-to-equity ratio	0.7	x	0.7	x

Current liquidity ratio

Our Current Liquidity Ratio as of June 30, 2025 and December 31, 2024, as well as the reconciliation of such amounts to our current assets are set forth in the table below.

	As of June 30, 2025		As of December 31, 2024
	(In millions of reais, except percentages)
Current Assets	25,903.0		29,795.6
Current Liabilities	14,629.9		17,826.7
Current liquidity ratio	1.8	x	1.7	x

Financial Presentation and Accounting Policies

Presentation of Financial Informaiton

The financial information contained herein is derived from our current report on Form 6-K furnished to the SEC on August 15, 2025, relating to our unaudited condensed interim individual and consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and the notes thereto, or the “Interim Financial Statements 6-K.” The officers’ comments included in this section, except where expressly stated otherwise, should be read with the Interim Financial Statements 6-K. The Officers’ analysis clarifying the income obtained and the reasons for the fluctuation in the values of our equity accounts constitute an opinion on the impacts or effects of the data presented in our consolidated interim financial statements. Our management cannot guarantee that the financial situation and income obtained in the past will be reproduced in the future.

Business Segments and Presentation of Segment Financial Data

Our net operating revenue reached R$20.1 billion in the six-month period ending June 30, 2025. Our reportable segments that make up the our operating revenue are as follows.

Compass

Compass’ main activities are: (i) distribution of piped natural gas in the South, Southeast, and Midwest regions to customers in the industrial, residential, commercial, automotive, and cogeneration segments; (ii) natural gas commercialization; and (iii) development of infrastructure projects in a regasification terminal.

Moove

Moove operates in the production, formulation, and distribution of high-performance lubricants, base oils, and specialties, with headquarters in Brazil and operations in 11 countries in South America, North America, and Europe. It distributes and sells products under the Mobil brand and various private brands for different end markets, including industrial, commercial, and passenger and cargo vehicle segments.

Rumo

Rumo provides logistics services for rail transportation, storage, and port loading of goods, mainly grains and sugar, rental of locomotives, wagons, and other railway equipment, in addition to the operation of containers.

Radar

Radar is a reference in agricultural property management, Radar invests in a diversified portfolio with high valuation potential, through holding interest in the companies Radar, Tellus, and Janus, among others.

The net operating revenue from each segment and its respective contributions to our consolidated net operating revenue for the six-month periods ended June 30, 2025, and 2024 are set forth in the table below.

	For the Six-Month Period Ended June 30,
	2025	Contribution	2024	Contribution
	(in millions of R$, except percentages)
Net Operating Revenue for the Period
Compass	8,544.9	42.4%	8,537.5	41.5%
Moove	4,587.9	22.8%	5,020.6	24.4%
Rumo	6,678.1	33.1%	6,720.8	32.7%
Radar	336.4	1.7%	290.0	1.4%
Raízen	111,820.0	555.0%	111,416.5	541.7%
Deconsolidation of jointly-owned subsidiary (1)	(111,820.0)	(555.0)%	(111,416.5)	(541.7)%
Total Net Operating Revenue - Reported Segments	20,147.3	100.0%	20,568.8	100.0%
Cosan Corporate (2)	1.5		0.01
Segment elimination	(8.6)		(32.7)
Net Operating Revenue	20,140.3		20,536.1

(1)	Although Raízen is a joint venture registered by equity accounting method and is not proportionally consolidated, Management continuously reviews the segmented information. The reconciliation of these segments is presented in the column “Deconsolidation of joint controlled subsidiary.”

(2)	Cosan Corporate: represents the reconciliation of Our corporate structure, on a pro forma basis, by: (i) senior management and corporate teams, which incur general and administrative expenses and other operating (revenue) expenses, including pre-operating expenses; (ii) equity accounting method from investments; and (iii) financial income attributed to the parent company’s cash and debt, including internal debt (Cosan Oito, Cosan Nove, and Cosan Dez), partially offset by the investment in the Climate Tech Fund, managed by Fifth Wall.

Our net income from each reporting segment and their respective contributions to our consolidated net income for the six-month periods ended June 30, 2025 and 2024 are set forth in the table below.

	For the Six-Month Period Ended June 30,
	2025	Contribution	2024	Contribution
	(in millions of R$, except percentages)
Net Income for the Period
Compass	773.0	46.9%	917.4	816.1%
Moove	374.8	22.7%	365.3	325.0%
Rumo	236.1	14.3%	(1,374.3)	n.a.
Radar	265.1	16.1%	204.0	181.5%
Raízen	(4,369.8)	(265.0)%	(134.6)	119.8%
Deconsolidation of jointly-owned subsidiary(1)	4,369.8	265.0%	134.6	(119.8)%
Total Net Income - Reported Segments	1,649.0	100.0%	112.4	100.0%
Cosan Corporate (2)	(3,107.0)		(161.4)
Segment elimination	(1,045.6)		(656.9)
Total Net Income - Consolidated	(2,503.5)		(705.9)
Non-controlling shareholders - RL	230.4		(286.7)
Net Income attributed to controlling shareholders	(2,733.9)		(419.3)

(1)	Although Raízen is a joint venture registered by equity accounting method and is not proportionally consolidated, Management continuously reviews the segmented information. The reconciliation of these segments is presented in the column “Deconsolidation of joint controlled subsidiary.

(2)	Cosan Corporate: represents the reconciliation of Our corporate structure, on a pro forma basis, by: (i) senior management and corporate teams, which incur general and administrative expenses and other operating (revenue) expenses, including pre-operating expenses; (ii) equity accounting method from investments; and (iii) financial income attributed to the parent company’s cash and debt, including internal debt (Cosan Oito, Cosan Nove, and Cosan Dez), partially offset by the investment in the Climate Tech Fund, managed by Fifth Wall.

Our Revenues per segment

Rumo

Rumo’s net operating revenue reached R$6.7 billion in the six-month period ended June 30, 2025, a decrease of 1% compared to a net operating revenue of R$6.7 billion in the same period in 2024, driven by the solid performance in the Northern Operation in transported volume. This income reflects the reduced performance of Rumo’s southern operation, affected by lower volumes and price adjustments, due to extreme weather events in the State of Rio Grane do Sul in 2024.

Compass

Compass’ net operating revenue reached R$8.5 billion in the six-month period ended June 30, 2025, an increase of 0.09% compared to the same period in 2024. This income reflects the increase in gas sales and mainly in the provision of managed services with strategic assets such as the TRSP (São Paulo Regasification Terminal located in Santos), Biomethane assets and agreements, B2B LNG and gas sales.

Moove

Moove’s net operating revenue totaled R$4.6 billion in the six-month period ended June 30, 2025, representing an 8.6% decrease compared to the same period in 2024. This performance was mainly impacted by the fire that occurred at the plant located in Rio de Janeiro, which temporarily compromised the production and logistical capacity of the operation. Despite mitigation and recovery efforts, the effects of the incident directly affected sales volume and financial performance during the period.

Radar

Radar’s net operating revenue reached R$336.4 million in the six-month period ended June 30, 2025, a 16% increase compared to the R$290 million recorded in the same period in 2024. This significant income was driven mainly by the sales of agricultural properties carried out throughout the first half of the year. The transactions contributed significantly to cash generation and reflect the effectiveness of active portfolio management, aligned with our strategy.

Significant Changes in Accounting Practices

In the six-month period ended June 30, 2025, and in the financial years ended December 31, 2024 and 2023, no new standards were issued that significantly changed the accounting practices adopted by us.

Principal Factors Affecting Our Results of Operations

The operating income for the six-month period ending June 30, 2025 totaled R$4,720.4 million considering the income before the equity accounting method and the net financial income, a positive variation of R$2,591.2 million compared to the same period of the previous year, mainly impacted by the following factors:

(i)	Reduction in the impairment loss of R$1.9 billion, which, for the six-month period ending June 30, 2024, includes a provision for the write-off of the residual value of the assets of the subsidiary Rumo Malha Sul S.A., affected by the extreme weather events that occurred in Rio Grande do Sul in 2024; and

(ii)	Other operating income (expenses) with a positive variation of R$846.4 million, mainly due to the increase in: commercial contract transactions carried out by the subsidiary Compass in the amount of

R$494.9 million, lost profits and pecuniary damage to property, plant, and equipment in the amount of R$514.4 million in the subsidiaries Rumo and Moove, and positive variation in the income from the sale of investments of R$589.6 million. These effects were partially offset by: a decrease in transactions with a contractual agreement of R$302.4 million, reversal of other provisions of R$291.0 million, and a decrease in earnings from corporate restructuring of R$168.9 million.

Inflation

As a holding company, we are not significantly impacted by inflation or price fluctuations in key inputs and products on its own profit or loss. However, the profit or loss of its main subsidiaries and the jointly-owned subsidiary are affected by variations in the prices of inputs and products, exchange rates and interest rates. As we have loans, financing, and bonds, changes in the CDI, IPCA and other indexes may impact the interest to be paid on our debts.

Regarding the financial status and operating income of our subsidiaries and jointly-owned subsidiaries, these may be impacted by various factors, such as inflation and Brazilian macroeconomic development. Inflation may directly or indirectly impact the operations of Cosan and its investees, since operating costs and expenses are normally adjusted by indexes that reflect inflationary fluctuations.

Results of Operations

Six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024

The following table presents our consolidated income statement for the six-month period ended June 30, 2025 and 2024:

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Net operating revenue	20,140.3	20,536.1	(1.9)%
Cost of the products sold and of services provided	(13,673.4)	(14,066.0)	(2.8)%
Gross profit	6,466.9	6,470.0	(0.0)%

Sales expenses	(897.6)	(737.9)	21.6%
General and administrative expenses	(1,178.7)	(1,194.7)	(1.3)%
Other operating revenue (expenses),net	1,012.9	166.5	n.a.
Loss due to a reduction in impairment	(683.1)	(2,574.8)	(73.5)%
Expenses and operating revenue	(1,746.5)	(4,340.9)	(59.8)%

Income or loss before the income of equity accounting and of the net financial income	4,720.4	2,129.2	n.a.

Equity accounting on subsidiaries and affiliated companies	98.7	1,294.8	(92.4)%
Equity accounting method of the jointly-owned subsidiaries	(1,967.5)	47.1	n.a.
Income or loss of equity accounting	(1,868.8)	1,341.9	n.a.

Financial expenses	(4,774.6)	(3,995.3)	19.5%
Financial revenues	1,754.6	1,341.5	30.8%
Exchange rate change, net	2,588.5	(2,974.0)	n.a.
Net effect of derivatives	(3,274.4)	1,326.7	n.a.
Net financial income	(3,705.9)	(4,301.1)	(13.8)%

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Income or loss before the income tax and social security contribution	(854.3)	(830.1)	2.9%

Income tax and social security contribution
Current	(674.7)	(827.9)	(18.5)%
Deferred	(974.4)	952.1	n.a.
	(1,649.1)	124.2	n.a.

Net income of the year	(2,503.5)	(705.9)	n.a.

Income or loss for the period allocated to the:
Controlling shareholders	(2,733.9)	(419.3)	n.a.
Non-controlling shareholders	230.4	(286.7)	n.a.
	(2,503.5)	(705.9)	n.a.

Net operating revenue

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Compass
Distribution of natural gas
Industrial	4,841.0	5,686.9	(14.9)%
Residential	1,202.2	1,049.5	14.5%
Cogeneration	208.7	252.6	(17.4)%
Automotive	222.3	235.3	(5.5)%
Commercial	439.2	407.0	7.9%
Revenue from construction	668.5	701.2	(4.7)%
Other	153.5	199.7	(23.1)%
	7,735.4	8,532.3	(9.3)%
Marketing and Services
Gas sales	809.6	5.1	n.a.
	8,545.0	8,537.5	0.1%

Moove
Finished product	3,857.3	4,274.8	(9.8)%
Basic oil	450.8	318.6	41.5%
Services	279.8	427.2	(34.5)%
	4,587.9	5,020.6	(8.6)%

Rumo
Northern operations	5,425.7	5,249.9	3.3%
Southern operations	890.8	1,165.4	(23.6)%
Containers operations	361.7	305.4	18.4%
	6,678.2	6,720.8	(0.6)%

Radar
Lease and sale of properties	336.4	290.0	16.0%
	336.4	290.0	16.0%
Reconciliation
Cosan Corporate	1.5	0.0	n.a.

Segment elimination	(8.6)	(32.7)	(73.7)%

Total	20,140.3	20,536.1	(1.9)%

The variations in the various components by segment consist of the following:

Compass

In the six-month period ended June 30, 2025, Compass’ net operating revenue reached R$8,545.0 million, a slight increase of 0.1% compared to R$8,537.5 million in the same period of 2024. This performance was mainly driven by the start of TRSP (São Paulo Regasification Terminal located in Santos) operations and the increase in the volume of gas sold by Edge, resulting from the expansion of its area of operation and greater representation in strategic segments of the free market, with the gas supply from multiple sources of origin.

Moove

Net operating revenue totaled R$4,587.9 million in the six-month period ended June 30, 2025, a decrease of 8.6% compared to the R$5,020.6 million recorded in the same period of 2024. This reduction was mainly due to a 16.6% drop in the volume of finished lubricant products sold, due to a fire at the Rio de Janeiro plant at the beginning of the year, which compromised production capacity. The incident mainly affected the manufacturing and packaging areas for lubricant products, which were out of service at the time of the incident, representing 11% of the total area of the complex. For further information, see Note 2.1 to the Interim Financial Statements 6-K.

Rumo

In the six-month period ended June 30, 2025, Rumo’s net operating revenue reached R$6,678.2 million, a 0.6% decrease compared to R$6,720.8 million in the same period of 2024. This reduction reflects the performance of Operation South, made up of the Western Network (1,900 km, covering São Paulo and Mato Grosso do Sul) and the Southern Network (7,223 km, crossing 276 municipalities in the states of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina, and Rio Grande do Sul). The income was impacted by a 22.3% drop in transported volumes and a 3.8% reduction in tariffs, due to the indefinite shutdown, since May 2024, of the Southern Network, due to damage caused by extreme weather events in Rio Grande do Sul.

Radar

In the six-month period ended June 30, 2025, Radar’s net operating revenue totaled R$336.4 million, a 16% increase compared to the R$290.0 million recorded in the same period of 2024. This growth was driven primarily by agricultural property sales worth R$46.6 million in the six-month period ended June 30, 2025, compared to R$5.4 million in the same period in 2024. Reflecting the company’s portfolio recycling strategy.

Cost of the products sold and of the services provided

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Compass	(6,675.6)	(6,869.4)	(2.8)%
Moove	(3,405.1)	(3,595.7)	(5.3)%
Rumo	(3,569.4)	(3,633.6)	(1.8)%
Radar	(31.8)	—	n.a.
Reconciliation
Cosan Corporate	—	(0.0)	n.a.
Segment elimination	8.6	32.7	(73.7)%
Total	(13,673.4)	(14,066.0)	(2.8)%

In the six-month period ended June 30, 2025, our cost of goods sold (“COGS”) and services provided totaled R$13,673.4 million, a reduction of 2.8% compared to the same period in 2024. The main factors behind this reduction by segment are detailed below:

Compass

In the six-month period ended June 30, 2025, the cost of goods sold and services provided, which includes the cost of gas, transportation, and construction activities in the gas distribution infrastructure under concession, recorded a reduction of R$193.8 million, equivalent to 2.8% compared to the same period in 2024. This reduction was mainly due to the following factors:

•	Reduction of R$1,412.1 million in Comgás’ costs, due to the migration of customers from the captive market to the free market.

•	Reduction of R$297.2 million in Comgás cost due to the increase in gas purchases between Comgás and Edge, which is eliminated in the consolidation, and which, in the comparative periods, was acquired from third parties.

The reductions were partially offset by (i) an increase of R$350.4 million resulting from the acquisition of Compagas in September 2024; and (ii) an increase of R$1,528.1 million resulting from the consolidation of Edge’s operations, which began in the second quarter of 2024 and will be fully operational in 2025.

Moove

The cost of goods sold and services provided showed a reduction of R$190.6 million, or 5.3%, compared to the same period in 2024. This drop was largely due to the temporary interruption of manufacturing activities at the Rio de Janeiro plant due to a fire that occurred at the beginning of the year, which reduced production volume and, consequently, the consumption of inputs.

Rumo

The cost of goods sold and services provided was R$3,569.4 in the six-month period ended June 30, 2025, decreasing by R$64.2 million, a reduction of 1.8% compared to the same period in 2024, when the amount was R$3,633.6 million. This income reflects the company’s ongoing efforts to increase operational efficiency, mainly through gains in fuel consumption, logistics, reduced disbursements for compensation, and, additionally, by reducing the volume transported in Rumo’s southern operation.

Radar

The cost of goods sold and services provided in the period ended June 30, 2025, totaled R$31.8 million and zero in the same period in 2024. This increase resulted from the sale of two rural properties (agricultural land).

Sales expenses

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Compass	(109.6)	(86.4)	26.9%
Moove	(758.0)	(628.7)	20.6%
Rumo	(29.9)	(22.8)	31.1%
Total	(897.6)	(737.9)	21.6%

Selling expenses increased by R$159.7 million, or 21.6%, to R$897.6 million in the six-month period ended June 30, 2025, compared to R$737.9 million in the six-month period ended June 30, 2024, due to the factors described below.

Compass

Selling expenses increased by R$23.2 million, or 26.9%, to R$109.6 million in the six-month period ended June 30, 2025, compared to an expense of R$86.4 million in the six-month period ended June 30, 2024, primarily due to the increase in provisions for doubtful accounts.

Moove

Selling expenses increased by R$129.3 million, or 20.6%, to R$758 million in the six-month period ended June 30, 2025, compared to R$628.7 million in the six-month period ended June 30, 2024. This increase was mainly caused by: (1) an increase of R$99.2 million in depreciation and repayment expenses related to the acquisition of fixed assets; and (2) an increase of R$32.4 million in employee expenses, mainly due to the operation in North America (increase of R$28.2 million), where the average dollar exchange rate in the period increased by 12% in 2025 compared to the same period in 2024. This movement resulted in an impact on the conversion of personnel expenses in the region. The effect was partially accompanied by a local increase in the payroll, while the other units recorded a residual increase of approximately R$4.2 million, concentrated in Brazil, reflecting salary adjustments and collective bargaining during the period.

Rumo

Selling expenses increased by R$7.1 million, or 31.1%, to R$29.9 million in the six-month period ended June 30, 2025, compared to R$22.8 million in the six-month period ended June 30, 2024. This increase was mainly caused by a R$3.4 million increase in employee expenses.

General and administrative expenses

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Compass	(392.1)	(359.3)	9.1%
Moove	(287.5)	(287.0)	0.2%
Rumo	(315.9)	(295.2)	7.0%
Radar	(45.8)	(36.3)	26.2%
Reconciliation
Cosan Corporate	(137.3)	(216.9)	(36.7)%
Total	(1,178.7)	(1,194.7)	(1.3)%

General and administrative expenses, which include indirect costs such as salaries and third-party services, across all segments, totaled R$1,178.7 million in the six-month period ended June 30, 2025, a 1.3% reduction compared to R$1,194.7 million in the same period in 2024. The main factors behind this variation by segment are detailed below:

Compass

General and administrative expenses totaled R$392.1 million in the six-month period ended June 30, 2025, an increase of R$32.8 million (9.1%) compared to R$359.3 million in the same period in 2024. This increase was mainly due to the acquisition of Compagas control on September 16, 2024, which contributed R$21.6 million in general and administrative expenses in the six-month period ended June 30, 2025.

Moove

General and administrative expenses reached R$287.5 million in the six-month period ended June 30, 2025, an increase of R$0.5 million (0.2%) compared to R$287.0 million in the same period in 2024.

Rumo

General and administrative expenses totaled R$315.9 million in the six-month period ended June 30, 2025, an increase of R$20.7 million (7%) compared to R$295.2 million in the same period in 2024. This increase resulted mainly from an increase of R$38.0 million in employee expenses and allocations related to the sharing of costs between Cosan and Rumo, partially offset by a reduction of R$17.9 million in expenses with third-party services.

Cosan Corporate

General and administrative expenses totaled R$137.3 million in the six-month period ended June 30, 2025, a reduction of R$79.6 million (36.7%) compared to R$216.9 million in the same period in 2024. This decrease was mainly due to a reduction of R$29.2 million in employee and travel expenses, in addition to a positive effect of R$54.3 million related to cost sharing. This division, carried out routinely, refers to the sharing of certain administrative and business activities between Cosan and the Group companies that benefit from these operations. The companies involved are: Cosan Lubrificantes e Especialidades S.A., Rumo S.A., Compass Gás e Energia S.A. and Radar Gestão de Investimentos S.A. and its subsidiaries.

Other operating revenues (expenses), net and impairment loss

In the six-month period ended June 30, 2025, other operating revenue, net, and impairment loss increased from an expense of R$2,408.3 million in the same period of 2024 to an income of R$329.8 million. This variation was mainly due to (i) a lower allowance in 2025 for impairment loss, resulting from the climate impacts of May 2024 in Rumo’s southern operation, reduced from R$2,574.8 million to R$683.1 million.  In the second quarter of 2024, the state of Rio Grande do Sul was impacted by extreme weather events, which caused damage to the railway infrastructure of the indirect subsidiary Rumo Malha Sul; (ii) recognition of loss of profit and monetary damages to property, plant, and equipment, in the six-month period ended June 30, 2025, with no similar effect in the same period in 2024, where: (i) R$444.4 million at Moove, related to the fire at the Rio de Janeiro plant; and (ii) R$70.0 million at Rumo, related to the environmental disaster in Rumo’s southern operation, as indicated above; and (iii) the recognition of other operating revenues in the six-month period ended June 30, 2025, in the amount of R$494.9 million by the subsidiary Edge Comercialização, related to the cancellation of scheduled liquefied natural gas agreements, which generated an increase in revenue.

Equity accounting of the affiliated companies

The profit share of affiliated companies includes the 20% interest in Elevações Portuárias S.A. (EPSA), in eight gas distributors and in other investments. In the six-month period ended June 30, 2025, equity accounting method in subsidiaries and affiliated companies totaled R$98.7 million, a reduction of R$1,196.1 million (92.4%) compared to R$1,294.8 million in the same period of 2024. This variation resulted mainly from the sale of Vale’s equity interest in January 2025, which had contributed an equity accounting method income of R$1,095 million, by means of Cosan Oito S.A., in the six-month period ended June 30, 2024.

Equity accounting method of jointly-owned subsidiaries

The profit sharing of joint ventures relates primarily to the 30.9% interest in Raízen S.A. In the six-month period ended June 30, 2025, Raízen’s profit share resulted in an expense of R$1,967.5 million, an increase of R$2,014.6 million compared to revenue of R$47.0 million in the same period in 2024. This variation was mainly due to the creation of a provision of R$900.0 million for the non-realization of deferred taxes, in addition to the impact of the drop in fuel and renewable margins and the increase in Raízen’s net debt, which increased interest expenses and negatively affected the income.

Net financial income

In the six-month period ended June 30, 2025, the net financial income recorded an expense of R$3,705.9 million, a reduction of 13.8% (R$595.2 million) compared to the expense of R$4,301.1 million in the same period of 2024.

Additional details into our cost of debt and financial income are set forth in the table below.

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Cost of gross debt
Interest and adjustment for inflation	(3,310.8)	(2,846.9)	16.3%
Net exchange rate change on debts	2,600.5	(3,062.0)	n.a.
Income from derivatives and fair value	(3,112.4)	2,178.0	n.a.
Amortization of fundraising costs	(382.0)	(47.1)	n.a.
Discounts obtained in financial transactions	186.7	—	n.a.
Guarantees and collaterals on debt	(8.7)	(17.4)	(50.0)%
	(4,026.7)	(3,795.3)	6.1%

Income from financial investments and exchange rate change of cash	1,188.6	948.2	25.4%
Financial investment adjustment on listed entities	5.4	—	n.a.
	1,194.0	948.2	25.9%

Cost of debt, net	(2,832.8)	(2,847.1)	(0.5)%

Other charges and adjustments for inflation
Interest on other receivables	330.8	249.3	32.7%
Lease and concession	(245.3)	(240.4)	2.0%
Lease-Purchase Agreement	(317.6)	(296.3)	7.2%
Taxes on interest on the shareholders’ equity	(9.4)	—	n.a.
Interest on contingencies and agreements	(292.4)	(382.6)	(23.6)%
Interest on sector assets and liabilities	(51.3)	(55.8)	(8.1)%
Bank expenses and others	(76.8)	21.7	n.a.
Exchange rate change and non-debt derivatives	(211.0)	(750.0)	(71.9)%
	(873.1)	(1,454.1)	(40.00)%

Net financial income	(3,705.9)	(4,301.1)	(13.8)%

Reconciliation
Financial expenses	(4,774.6)	(3,995.3)	19.5%
Financial revenues	1,754.6	1,341.5	30.8%
Exchange rate change	2,588.5	(2,974.0)	n.a.
Net effect of derivatives	(3,274.4)	1,326.7	n.a.
Net financial income	(3,705.9)	(4,301.1)	(13.8)%

The cost of gross debt, which includes interest expenses, exchange rate variations, and gains or losses on derivatives, increased by R$231.4 million (6.1%) in the six-month period ended June 30, 2025, compared to the same period in 2024. This increase was mainly due to (i) an increase of R$5,290.4 million in the income statement with derivatives and fair value, due to the mark-to-market effects in the period; (ii) an increase of R$463.9 million in interest and adjustment for inflation, due to the higher balance of loans and financing resulting from the fundraising during the period, which increased the total debt; and (iii) an increase of R$334.9 million in the repayment of fundraising costs, resulting from liability management actions. This increase in the cost of gross debt was partially offset by R$5,662.5 million gains in exchange rate variations due to the reduction in exposure to foreign currency debts.

Income from financial investments and exchange rate variation of cash totaled R$1,188.6 million in the six-month period ended June 30, 2025, an increase of 25.4% compared to R$948.2 million in the same period of 2024. This growth resulted mainly from the increase in the average Special System for Settlement and Custody (Selic) rate, which impacted CDI rates, rising from 10.4% on June 30, 2024, to 14.74% on June 30, 2025.

Other charges and adjustments for inflation decreased by R$581.0 million (40.0%), from an expense of R$1,454.1 million in the six-month period ended June 30, 2024, to an expense of R$873.1 million in the same period in 2025. This reduction was primarily due to a smaller loss in foreign exchange variation and non-debt derivatives, resulting from the devaluation of the Real against the US Dollar, averaging R$5.76 per US$1.00 in 2025, compared to R$5.09 per US$1.00 in 2024.

Income tax and social security contribution

In the six-month period ended June 30, 2025, income tax and social contribution expenses totaled R$1,649.2 million, compared to revenue of R$124.2 million in the same period of 2024. This variation was mainly due to an increase of R$776.4 million in the balance of tax losses and unrecognized temporary differences, since, under current conditions, there is insufficient evidence to support the future generation of taxable income capable of offsetting accumulated tax losses.

Income or loss for the period allocated to the controlling shareholders

As a result of the explanations above, the income for the period attributed to controlling shareholders went from a loss of R$419.3 million in 2024 to a loss of R$2,733.9 million in the six-month period ended June 30, 2025.

Liquidity and Capital Resources

Overview

In the six-month period ended June 30, 2025, we recorded consolidated net operating revenue of R$20.1 billion, with a gross margin of 32.1%. Consolidated gross profit reached R$6.5 billion, a reduction of 0.05% compared to the same period in 2024. Our net debt reached R$44.0 billion, reflecting disbursements for investments aligned with our strategy. The net income for the period was a loss of R$2.5 billion, mainly impacted by the equity accounting method of jointly-owned subsidiaries, which generated a loss of R$2.0 billion.

We use various sources of financing, including uncommitted credit facilities with top-tier commercial banks in Brazil and abroad. In the six-month period ended June 30, 2025, we and our subsidiaries raised R$7.9 billion and repaid R$13.4 billion in debt, as part of the strategy to reduce debt and strengthen our capital structure. In case of liquidity needs, we have access to various sources of financing, such as the capital markets, banks, and development agencies.

The following sets forth our financial and equity structure:

	As of June 30, 2025	As of December 31, 2024
	(in millions of R$, except percentages)
Shareholders’ equity	33,104.4	39,398.4
Current Assets	25,903.0	29,795.6
Net Debt (Net Cash) (1)	44,039.2	44,846.1
Total Assets	126,036.3	141,265.9
Total Liabilities	92,931.9	101,867.5

	As of June 30, 2025		As of December 31, 2024
	(in millions of R$, except percentages)
Current Liabilities	14,629.9		17,826.7
Debt-to-equity ratio	0.7	x	0.7	x
Current liquidity ratio	1.8	x	1.7	x

(1)	Net Debt consists of the balance of current and non-current loans, financing, and bonds (“Gross Debt”), net of cash and cash equivalents, bonds and securities, and derivative financial instruments on debt (“Net Debt”). The general debt ratio is calculated by dividing total liabilities by total assets. The current liquidity ratio is calculated by dividing current assets by current liabilities. Net debt, general debt ratio, and current liquidity ratio are not accounting measures. Net Debt is not a measure of financial performance, liquidity, or indebtedness recognized by accounting practices adopted in Brazil (BR GAAP) nor by International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and does not have a standard meaning.

Most of our and our subsidiaries’ debt is intended for specific purposes, such as BNDES credit facilities for financing non-current assets, private issuances in the domestic and international markets for debt refinancing, and short-term facilities for working capital financing. As of June 30, 2025, Cosan and its subsidiaries had R$1.9 billion in unused credit facilities.

Our Capital Structure

Our capital structure, as of June 30, 2025, was composed of 89.4% third-party capital and 10.6% equity. As of December 31, 2024, it comprised 85.9% third-party capital and 14.1% equity, as detailed in the following table:

	As of June 30, 2025	As of December 31, 2024
	(in millions of R$, except percentages)
Shareholders’ Equity attributable to controlling shareholders (Equity)	7,191.1	10,903.8
Current and non-current loans, financing, and bonds (Third-Party Capital) (Gross Debt)	60,400.3	66,455.4
Total Capital (Equity + Third Parties)	67,591.4	77,359.2
Equity (%)	10.6%	14.1%
Third-Party Capital (%)	89.4%	85.9%

On June 30, 2025, our consolidated gross debt totaled R$60.4 billion, of which R$3.9 billion was current liabilities and R$56.5 billion was non-current liabilities, representing a reduction of 9.1% compared to December 31, 2024. We have demonstrated our ability to meet its financial commitments, using financing sources such as the capital market and bank credit facilities. The consolidated debt structure was composed of (i) bond issuances; (ii) unsecured senior notes; and (iii) bank loans.

Cash Flows

The following table sets forth certain of our  cash flow data for the periods indicated:

	For the Six-Month Period Ended June 30,
	2025	2024	Variation (%)
	(in millions of R$, except percentages)
Net cash generated by operating activities	5,658.6	6,113.9	(7.4)%
Net cash generated (used) in investment activities	4,328.7	(470.6)	n.a.
Net cash (used) in financing activities	(13,108.2)	(3,222.7)	306.7%

The changes to the various components consist of the following:

Net cash generated by operating activities

In the six-month period ending June 30, 2025, net cash generated from operating activities totaled R$5,658.6 million, a reduction of R$455.3 million compared to the same period in 2024 (R$6,113.9 million). This variation is mainly due to the following factors relating to our operating performance, fluctuation of working capital and payment of taxes:

Operational performance

(i)	Positive variation of adjustments to profit due to the impact of the income of the subsidiaries and jointly-owned subsidiaries via equity accounting in subsidiaries, with a variation in the amounts of R$1,196.1 million and R$2,014.6 million, respectively;

(ii)	Negative variation of adjustments to profit due to the impact of earnings previously recognized on other comprehensive income and reclassified to the income of the period in the sale of Vale investment that took place in January 2025, in the amount of R$206.4 million;

(iii)	Negative variation of adjustments to profit due to the impact of the impairment loss of R$1,891.7 million, mainly impacted by the Impairment of Rumo Malha Sul during the six cumulative months of 2024.

(iv)	Negative variation of adjustments to profit due to the impact on income from the sale of investments of R$383.2 million;

(v)	Adjustments to profit due to recognition of compensations resulting from Moove’s insurance policy coverage due to the fire that occurred at Ilha do Governador in February 2025, in the amount of R$491.4 million;

(vi)	Decrease in the variation of court deposits in 2025 in the amount of R$105.5 million.

Fluctuation of working capital

(i)	Negative variation of other financial liabilities in R$212.1 million;

(ii)	Negative fluctuation of other assets and liabilities, net of R$242.8 million;

Payment of taxes

(iii)	The disbursement with taxes and social contributions was higher than in the previous period, reflecting both the reversion of tax credits and the payment of current obligations. There was a higher income tax and social contribution payment in 2025 in the amount of R$95.7 million and a significant negative variation in Other taxes, net in the amount of R$347.4 million.

Net cash generated (used) in investment activities

In investment activities, the net cash generated was R$4,328.7 million in the six-month period ending June 30, 2025, compared to a cash utilization of R$471 million in the six-month period ending June 30, 2024, mainly due to the following: (i) positive variation in the sale (purchase) of securities in the amount of R$908 million; (ii) increase in the payment of derivative financial instruments, except debt in the amount of R$936.3 million; (iii) decrease in dividends received from subsidiaries and affiliated companies and Dividends received from jointly-owned subsidiaries, in the amounts of R$595.1 million and R$248.3 million, respectively; (iv) increase in additions to property, plant, and equipment, intangible assets, and contract assets in the amount of R$1,002.8 million, reflecting the continuity of expansion and maintenance projects, especially in Rumo and Compass; (v) increase in the sale of investments, net of cash transferred in the amount of R$6,815.1 million related to the partial sale of the shareholding interest in Vale S.A.; and (vi) increase in expenses related to the acquisition of a subsidiary, net of cash acquired in the amount of R$196 million.

Net cash (used) in financing activities

In cash flow from financing activities, there was net consumption of R$13,108.2 million in the six-month period ending June 30, 2025, compared to R$3,222.7 million in the six-month period ending June 30, 2024, mainly due to the following: (i) active debt management: The period was marked by early liquidations and repurchases of debts (bonds and debentures), totaling principal amortizations of R$13,411.0 million, representing an increase of R$5,638.6 million compared to the same period in 2024; (ii) new fundraisings: Funds of R$7,914.7 million were raised, mainly through bonds and loans to extend the debt profile and support the investment plan, representing a decrease of R$2,885.2 million compared to the same period in 2024; (iii)payment of derivative financial instruments, representing a reduction of R$713.7 million; (iv) capital reduction of R$486.2 million in the six-month period ending June 30, 2025, an increase of R$465.7 million compared to the same period in 2024; (v) acquisition of interests from non-controlling shareholders in the amount of R$2,169.0 million, related to the redemption of preferred shares of Cosan Nove, previously held by Banco Itaú; and (vi) decrease in dividends paid, including to preferred shareholders in the amount of R$502.8 million.

Indebtedness

As of June 30, 2025, our consolidated gross debt was distributed as 6.4% in current liabilities and 93.6% in non-current liabilities, reflecting our strategy of extended the maturity profile of our financial obligations. Our debt profile, cash availability, and expected cash flow generation demonstrates our strength to meet our financial commitments. Our management assesses that we have the capacity to take out new loans, if necessary, to finance investments and acquisitions, although, as disclosed to the market, we are in the process of deleveraging. Net cash generated from operating activities reached R$5.7 billion in the six-month period ended June 30, 2025, compared to R$6.1 billion in the same period in 2024.

The following is a statement of our consolidated net debt and net operating capital:

	As of June 30, 2025
	Loans, financing, and bonds	Cash and cash equivalents	Bonds and securities	Debt financial instruments	Net debt
	(in millions of reais)
Maturity Dates:
Short term (up to 1 year)	3,873.6	(13,527.9)	(2,723.1)	1,487.3	(10,890.1)
Long term	56,526.7	—	(325.5)	(1,271.9)	54,929.3
Total consolidated net debt	60,400.3	(13,527.9)	(3,048.6)	215.4	44,039.2

	As of December 31, 2024
	Loans, financing, and bonds	Cash and cash equivalents	Bonds and securities	Debt financial instruments	Net debt
	(in millions of reais)
Maturity Dates:
Short term (up to 1 year)	4,403.1	(16,903.5)	(3,272.9)	541.0	(15,232.3)
Long term	62,052.3	—	(113.4)	(1,861.0)	60,077.9
Total consolidated net debt	66,455.43	(16,903.5)	(3,386.3)	(1,319.5)	44,846.1

	As of June 30, 2025	As of December 31, 2024
	(in millions of R$, except percentages)
Current assets, except cash and cash equivalents, bonds and securities, and derivative financial instruments(1)	9,490.0	8,713.8
Current liabilities, except loans, financing, and bonds	(10,756.3)	(13,423.6)
Adjusted net operating capital (“Adjusted Working Capital”)(2)	(1,266.3)	(4,709.8)

(1)	Excluded from the calculation of adjusted operating capital and considered in the net debt position.

(2)	Adjusted working capital is a non-accounting measure calculated by the current assets, excluding cash and cash equivalents, Bonds and securities, and derivative financial instruments, less current liabilities, excluding loans, financing, and bonds.

Our Loans, Financings and Bonds

The table below presents our consolidated debt details:

	As of June 30, 2025	As of December 31, 2024	Variation (%)
	(in millions of R$, except percentages)
Loans, financing, and bonds – current	3,873.6	4,403.1	(12.0)%
Loans, financing, and bonds - non-current	56,526.7	62,052.3	(8.9)%
Gross debt	60,400.3	66,455.4	(9.1)%
Debt in foreign currency	17,692.8	28,715.0	(38.4)%

Our relevant loan and financing agreements, along with the respective debit balance, are presented below.

	As of June 30, 2025	As of December 31, 2024
	(in millions of reais)
Cosan Corporate
Bonds	11,786.1	10,987.8
Commercial Banknotes	1,024.3	1,020.0
Perpetual Notes	2,762.9	3,135.2
Senior Notes	5,872.9	14,181.6
	21,446.2	29,324.6
Compass
BNDES	2,907.5	3,034.7
Bonds	9,907.7	8,718.7
Loan 4,131	1,183.3	2,695.6
	13,998.5	14,449.0
Moove
Offshore Loan	—	15.7
Loan 4,131	530.4	—
Acquisition Finance	2,077.7	2,347.0
Working Capital	301.0	272.3
Export Credit Note	272.2	316.4
Export Prepayment	542.2	607.1
	3,723.5	3,558.6
Rumo
ACF	324.4	299.7
BNDES	1,645.8	1,861.7
Bank Credit Bill (CCB)	834.6	874.5
Bonds	13,383.5	10,722.2
Export Credit Agency (“ECA”)	4.5	38.5
Export Credit Note (“ECN”)	—	276.7
Senior Notes	5,039.3	5,050.0
	21,232.1	19,123.2

Total	60,400.3	66,455.4

Current	3,873.6	4,403.2
Non-current	56,526.7	62,052.3

Financial Covenants

Cosan and its subsidiaries are subject, annually, to restrictive sections in loan and financing agreements, based on financial indicators. These sections, common in this type of transaction, include restrictions on corporate movements that result in loss of control, default, bankruptcy, insolvency, and distribution of dividends above predefined limits. Furthermore, they provide for the early termination of agreements in the event of non-compliance with other obligations by Cosan or its investees.

Some agreements also include cross-default and cross-acceleration sections, applicable in cases of non-compliance with obligations or early maturity of other debts of the company or entities in the same business group.

Below is a table showing the debt ratios as of December 31, 2024, considering that these ratios are measured annually:

Company	Debt	Triggers	Ratio
Cosan Corporate
Cosan Luxembourg S.A.	* Senior Notes 2027	Pro forma net debt/pro forma EBITDA cannot exceed 3.5 times	2.57
	* Senior Notes 2029
	* Senior Notes 2030
	* Senior Notes 2031

Compass
Comgás S.A.	* 4th bond issuance	Short-term debt/Total debt cannot exceed 0.6 times	0.16

Comgás S.A.	* 4th to 12th bond issuance	Net debt/EBITDA cannot exceed 4.0 times	1.80
	* BNDES
	* Loan 4131

Compagas	* 4th bond issuance	Net debt/EBITDA cannot exceed 3.5 times	2.50

Sulgás	* BNDES	Net debt/EBITDA cannot exceed 3.5 times	0.35
		Debt-to-equity ratio (Total payable/Total liabilities) cannot exceed 0.8 times	0.73

Necta	* 1st bond issuance	Net debt/EBITDA cannot exceed 4.0 times	(1.48)
Moove
MLH	* Syndicated Loan	Net debt/EBITDA cannot exceed 3.5 times at the end of each quarter	1.73
		debt-service coverage ratio (DSCR) cannot be less than 2.5 times at the end of each quarter	5.78

Rumo
Rumo S.A.	* Bond (11th, 12th, 13th, and 14th)	Interest Coverage Ratio (ICR) = EBITDA/Financial Income cannot be less than 2.0 times	5.74
	* ECA

Rumo S.A.	* NCE	Net debt/EBITDA cannot exceed 3.5 times	1.43
	* ECA
	* Senior Notes 2028
	* Senior Notes 2032
	* Bonds (vi)

Brado	* NCE	Net debt/EBITDA cannot exceed 3.3 times	0.72

In the six-month period ended June 30, 2025, Cosan and its subsidiaries maintained compliance with all restrictive sections, financial and non-financial, provided for in their loan and financing agreements. In addition, some of these debt notes include cross-default provisions.

As of the date of this report, we were in compliance with all restrictions and obligations stipulated in our loans and financing instruments.

Capital Expenditures

Investments in property, plant, and equipment, intangible, and agreement assets made by Cosan and its subsidiaries during the six-month period ended June 30, 2025, followed the financial plan approved by the Board of Directors for the year, totaling R$4.2 billion to date, related to additions to property, plant and equipment, intangible assets, and agreement assets. The main investments are detailed below:

Consolidated Subsidiaries

Rumo

Investments in property, plant and equipment, intangible assets, and agreement assets reached R$3.2 billion by June 30, 2025. Of this total, a portion was allocated to recurring investments aimed at asset preservation and strengthening operational safety, in line with our strategy. Expansion investments reflected the normalization of the disbursement pace following a higher concentration in the first quarter of 2025, with a focus on capacity expansion and modernization of existing infrastructure. In the Mato Grosso expansion project, investments were made in accordance with the physical progress planned for this stage.

Compass

Investments in property, plant and equipment, intangible assets, and agreement assets totaled R$962.3 million as of June 30, 2025, primarily directed toward expanding natural gas distribution operations and Edge projects, such as the biomethane production plant and the B2B LNG model.

Moove, Radar, and Cosan Corporate

Investments (additions to property, plant and equipment, intangible assets, and agreement assets) amounted to R$74.4 million, R$6.3 million, and R$8.0 million, respectively, for the period ending June 30, 2025.

Jointly-owned subsidiary

Raízen

Investments in property, plant and equipment, intangible assets, and agreement assets during the six-month period ended June 30, 2025, were mainly driven by progress in the Buenos Aires refinery efficiency project, with completion expected in the current harvest season.

Quantitative and Qualitative Disclosure about Market Risk

Cosan is a company that invests in other companies, with the main market risks concentrated in its subsidiaries and jointly-owned companies. Therefore, the information presented in this section should be read with reference to Cosan, its subsidiaries, and jointly-owned entities, which monitor and manage the market risks to which their businesses are exposed and determine hedging strategies in accordance with their policies and guidelines.

Cosan and its investees are exposed to market risks arising from: (i) future commercial transactions; (ii) recognized financial assets and liabilities not denominated in Brazilian Reais; and (iii) interest rate volatility. The contracting of financial instruments for hedging purposes is carried out through an analysis of the risk exposure that management intends to cover.

Price risks

We are exposed to market risks arising from changes in the prices of certain equity securities and options instruments. Exposures arising from derivatives are reflected in the Call Spread structure, equivalent to 1.34% of Vale’s outstanding shares on June 30, 2025. In this structure, we are exposed to price fluctuations in VALE3 and associated derivatives. The values calculated in the sensitivity analysis of the aforementioned structure reflect the impacts of the intrinsic values of the options according to the appreciation or depreciation of the shares.

We are also exposed to risks related to the CSAN3 share price. A derivative was contracted with a total return swap of 106,695,312 CSAN3 shares.

Sensitivity analysis considers the closing price of shares as demonstrated below:

	Risk factor	Probable scenario	Possible scenario +25%	Fair value balance	Remote scenario +50%	Fair value balance
Instrument
VALE3 (Collar Spread)	Variation in share price	18,060	107,002	217,582	(5,030)	(17,308)
TRS	Variation in share price	6.86	8.58	10.29	5.15	3.43

Furthermore, we are exposed to price risk, which arises from the possibility of fluctuations in the market prices of products sold by Raízen, mainly VHP sugar (sugar NY#11), refined sugar (London#5 or white sugar), diesel (heating oil), gasoline and ethanol, and fluctuations in electric power prices at Compass and Raízen, in addition to fluctuations in the price of shares and options at Cosan. Such price fluctuations can cause significant changes in our revenues.

Below is the sensitivity analysis for price risk at Raízen, referring to the income projected to occur within 12 months from June 30, 2025:

	Risk factor	Probable scenario	Possible scenario +25%	Fair value balance	Remote scenario +50%	Fair value balance
Price risk
Purchase and sale commitments	High sugar prices	1,016,794	(1,128,236)	(111,442)	(2,256,472)	(1,239,678)
Purchase and sale commitments	Lower ethanol prices	24,283	(132,718)	(108,435)	(265,436)	(241,153)
Purchase and sale commitments	High gasoline prices	(4,143)	(32,532)	(36,675)	(65,064)	(69,207)
Purchase and sale commitments	High in the price of heating oil	(63,427)	(621,503)	(684,930)	(1,243,006)	(1,306,433)
Purchase commitments sale	Low energy prices	1,048,363	(362,947)	685,416	(725,894)	322,469
		2,021,870	(2,277,936)	(256,066)	(4,555,872)	(2,534,002)

(*)	Income projected to occur within 12 months from June 30, 2025.

Below is the sensitivity analysis for price risk at Compass, referring to the position as of June 30, 2025:

	Risk factor	Scenario probable scenario	25%	50%	-25%	-50%
Price risk
Brent Derivatives – Options	Variation in price (USD/bbl)	0	26,843	53,686	(26,843)	(53,686)
		0	26,843	53,686	(26,843)	(53,686)

Exchange rate risks

Cosan and its investees also operate in the foreign market, and are therefore exposed to exchange rate risk arising from exposure to certain currencies, primarily in relation to the US dollar, euro, pound sterling and yen.

Exchange rate risk occurs when future commercial transactions, assets or liabilities recorded are held in a currency other than our functional currency.

The carrying amounts of our foreign currency-denominated monetary assets and liabilities as of June 30, 2025, are as follows:

Six-month period ended June 30, 2025	In thousands of BRL
Cash and cash equivalents	988,052
Trade receivables	17,293
Suppliers	(737,425)
Loans, financing, and bonds	(15,235,539)
Lease liabilities	(1,857,836)
Consideration payable	(174,291)
Derivative financial instruments	16,278,639
Net foreign exchange exposure	(721,107)

Sensitivity analysis on changes in exchange rates:

The table below shows the sensitivity to potential changes in the US dollar, euro, British pound, and yen, with all other variables held constant. The impact on profit before tax is due to changes in the fair value of monetary assets and liabilities, including derivatives. The impact on equity is due to changes in the fair value of forward foreign exchange agreements designated as cash flow hedges. The following table describes our sensitivity to a 25% and 50% increase and decrease in currency units compared to relevant foreign currencies (in thousands of Brazilian Reais):

Sensitivity analysis of exchange rates
	6/30/2025	Scenario probable scenario	25%	50%	-25%	-50%
USD	5.4571	5.8000	7.2500	8.7000	4.3500	2.9000
EUR	6.4230	6.7860	8.4825	10.1790	5.0895	3.3930
GBP	7.4893	8.0040	10.0050	12.0060	6.0030	4.0020

Considering the above scenario, gains and losses would be affected as follows (in thousands of Brazilian Reais):

	Risk factor	Probable scenario	Possible scenario +25%	Fair value balance	Remote scenario +50%	Fair value balance
Cash and cash equivalents	Foreign Exchange Loss	61,823	322,701	583,579	(199,055)	(459,933)

	Risk factor	Probable scenario	Possible scenario +25%	Fair value balance	Remote scenario +50%	Fair value balance
Suppliers	Foreign Exchange Gain	(3,502)	(18,311)	(33,120)	11,307	26,116
Derivative financial instruments	Foreign Exchange Loss	(957,305)	(3,024,928)	(7,073,139)	(289,254)	6,439,331
Loans, financing, and bonds	Foreign Exchange Gain	(116,738)	(586,030)	(1,079,674)	303,852	846,198
Lease	Foreign Exchange Gain	(11)	(57)	(104)	(206)	(159)
Consideration payable	Foreign Exchange Gain	395,257	4,271,348	8,193,038	(3,556,105)	(7,435,080)
Impacts on income before taxes		(579,093)	1,181,095	981,942	(3,863,069)	(892,125)
Impacts on comprehensive results		(41,383)	(216,372)	(391,362)	133,608	308,598

Interest rate risks

Our primary interest rate risk arises from short- and long-term loans with variable rates, mainly linked to the DI rate, exposing Cosan and its subsidiaries to cash flow risk associated with interest rate fluctuations.

Most of our financial liabilities is concentrated in variable interest rates, with predominant indexation to the CDI. We assess our interest rate exposure by simulating various scenarios, taking into account refinancing, renewal of existing positions, alternative financing, and hedging.

As of June 30, 2025, the sensitivity analysis on interest rates, assuming that all other variables were kept constant, is presented below (in thousands of Brazilian Reais):

	Probable scenario	25%	50%	-25%	-50%
Cash and cash equivalents	1,804,948	2,256,197	2,708,652	1,353,722	902,474
Bonds and securities	391,326	489,177	587,259	293,514	195,663
Restricted cash	31,740	39,676	47,633	23,806	15,870
Lease and concession in installments	(146,346)	(182,982)	(219,619)	(109,809)	(73,173)
Liabilities and lease	(443,412)	(447,946)	(452,447)	(438,911)	(434,358)
Derivative financial instruments	(2,973,248)	(3,898,420)	(4,247,821)	(2,059,701)	(1,046,263)
Loans, financing, and bonds	(4,181,127)	(5,008,886)	(5,756,448)	(3,153,825)	(2,170,376)
Other financial liabilities	(109,960)	(137,450)	(165,015)	(82,470)	(54,980)
Impacts on income	(5,626,079)	(6,890,634)	(7,497,806)	(4,173,674)	(2,665,143)

Credit risks

We are exposed to unexpected financial failures of third parties that could disrupt our operations.

Net assets are invested primarily in government bonds and other bank investments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments is determined by rating agencies widely accepted by the market, as presented below:

As of June 30, 2025
AAA	17,663,733
AA	967,927
A	0
Not Rated	101,167
18,732,827

Liquidity risks

Liquidity risk is the risk that we may encounter difficulties in meeting obligations associated with our financial liabilities that are settled through cash payments or other financial assets.

The table below shows the non-derivative financial liabilities classified by maturity date (based on the contracted undiscounted cash flows) according to their agreement for June 30, 2025 (in thousands of Brazilian Reais):

	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total as of June 30, 2025	Total as of December 31, 2024
Loans, financing, and bonds	(7,192,922)	(7,923,326)	(38,970,940)	(40,694,061)	(94,781,249)	(64,570,345)
Suppliers	(4,059,315)	(19,763)			(4,079,078)	(10,670,813)
Other financial liabilities	(695,027)	(158,475)			(853,502)	(770,103)
Payment in installments of tax debts	(11,917)	(7,211)	(6,693)	(221,770)	(247,591)	(454,885)
Liabilities of lease	(911,271)	(845,208)	(890,764)	(19,997,826)	(22,645,069)	(20,948,336)
Lease and concession in installments	(290,000)	(285,713)	(564,004)	(190,066)	(1,329,783)	(1,281,108)
Payable to related parties	(377,952)	(1,078)			(379,030)	(416,410)
Dividends payable	(135,875)				(135,875)	(96,722)
Consideration payable	(9,550)	(9,550)	(20,191)	(109,966)	(149,257)	(185,622)
Derivative financial instruments	(2,967,990)	(1,195,283)	(44,085)	10,804,069	6,596,711	6,528,439
Industry-specific financial liabilities	(78,067)				(78,067)	(64,718)
	(16,729,886)	(10,445,607)	(40,496,677)	(50,409,620)	(118,081,790)	(92,930,623)

Financial guarantee agreements are presented at their maximum amounts.

Other Events

Shareholders’ Agreement

Holdings Aguassanta, the New Holding and the Investors, as well as the Company and Rubens Ometto Silveira Mello as intervening-consenting parties, are expected to enter into a shareholders’ agreement, to be executed on the settlement date of the First Offering and subject to the Anchor Investors being allocated shares in the First Offering, or the Shareholders’ Agreement.

The principal terms and conditions of the Shareholders’ Agreement are summarized below and will remain subject to change until its execution.

The Shareholders’ Agreement will become effective on the settlement date of the First Offering and will remain valid and binding (i) until the 20th anniversary of such settlement date or (ii) with respect to each shareholder, until such shareholder ceases to hold, directly or indirectly, at least 7.0% of the Company’s share capital that is subject to the terms of the Shareholders’ Agreement, whichever occurs first.

The Shareholders’ Agreement will provide that certain material matters subject to approval by the Company’s board of directors and/or general shareholders’ meeting, including (among others) approval of changes to the corporate purpose, approval of the annual budget, incurrence of indebtedness above certain thresholds, determination of management compensation, and approval of certain corporate policies, must first be deliberated in a prior meeting of the Anchor Investors. On the effective date of the Shareholders’ Agreement, Holdings Aguassanta will hold, directly or indirectly, a number of shares subject to the Shareholders’ Agreement that will afford them a majority of the votes in such meetings. During the first six years of the Shareholders’ Agreement from its execution date, such majority will necessarily include, in all cases, the affirmative vote of Holdings Aguassanta and at least one Anchor Investor.

The Shareholders’ Agreement also classifies certain strategic matters as “protective matters,” requiring the unanimous approval of all Anchor Investors in the prior meeting. Protective matters include, among others, approval of corporate reorganizations, amendment or waiver of the poison pill clause, approval of the dividend policy, approval of related-party transactions, delisting from the Novo Mercado or deregistration as a public company, and approval of the Company’s liquidation or dissolution.

In addition, the Shareholders’ Agreement will provide that the Company’s board of directors be composed of at least nine members. During the first six years following the execution date of the Shareholders’ Agreement, Holdings Aguassanta will be entitled to appoint the majority of the board members (five members, including one independent member), while the Anchor Investors will be entitled to appoint four members, including one independent member. Mr. Rubens Ometto Silveira Mello, or a person designated by him, will serve as Chairman of the board of directors during the first three two-year terms following the settlement of the First Offering. The Anchor Investors will have a rotating right to appoint the vice-chairman of the board for two-year terms, beginning with an initial appointment by the BTG Entities. After such period, the vice-chairman will be elected by majority vote of the board members.

After the first six years from the execution date of the Shareholders’ Agreement, members of the board of directors will be appointed by each Anchor Investor in proportion to its direct or indirect shareholding in the Company that is subject to the Shareholders’ Agreement. For so long as Holdings Aguassanta holds, directly or indirectly, shares that are subject to the Shareholders’ Agreement and which represent at least (i) 17% of the Company’s share capital, they will be entitled to appoint four members (including two independent members), and (ii) 7% of the Company’s share capital, they will be entitled to appoint two members (including one independent member). The vice-chairman will thereafter be elected by majority vote of the board members.

The Company’s chief executive officer will be appointed by decision of the Anchor Investors in a prior meeting, based on a list of three candidates, which during the first six years from the execution date of the Shareholders’ Agreement will be presented by Holdings Aguassanta and thereafter by the shareholder holding the largest number of shares that are subject to the Shareholders’ Agreement. The other executive officers will be nominated by the Company’s chief executive officer and subject to board approval.

The appointment of board members of the Company’s relevant subsidiaries (excluding Raízen and Edge) will be decided by the Anchor Investors in a prior meeting, following the same proportionality applicable to the composition of the Company’s board of directors. The chief executive officer of such relevant subsidiaries will be appointed based on the same criteria as the Company’s Chief executive officer. The other executive officers of such subsidiaries will be nominated by their respective chief executive officers and subject to board approval.

For a period of four years from the execution date of the Shareholders’ Agreement, the Anchor Investors and New Holding (together, the “Restricted Shareholders”) may not transfer any shares of the Company that are subject to the Shareholders’ Agreement. After such four-year period, any Restricted Shareholder wishing to transfer shares that are subject to the Shareholders’ Agreement to outside the stock exchange must first offer such shares to the other Restricted Shareholders, who may exercise a right of first offer in proportion to their respective direct or indirect holdings of shares subject to the Shareholders’ Agreement, in accordance with the time periods and procedures set forth in the Shareholders’ Agreement. If such transfer results in the sale of a majority of such shares, the other Restricted Shareholders will be entitled to a tag-along right to sell all of their shares that are subject to the Shareholders’ Agreement on the same terms. After the first six years from the execution date of the Shareholders’ Agreement, the Restricted Shareholders may, at their sole discretion and during specific semiannual windows, designate shares previously outside the scope of the Shareholders’ Agreement to become subject to the Shareholders’ Agreement.

Moreover, a new long-term incentive plan is expected to be approved for certain officers and key executives, including the current chairman of the board of directors. The total number of shares to be delivered under such program is not expected to exceed 37,000,000 common shares of the Company. Common shares under this incentive plan may be granted partly under the Company’s existing stock option plan and partly under its restricted stock plan, subject to the existing limits of each plan. The implementation of this long-term incentive plan and its specific terms will be subject to approval by the Company’s competent corporate bodies. A significant portion of the program is expected to be allocated to the current chairman of the board, subject to his continued service in that position.

Business and Other Updates

Sale of the Santa Elisa Plant

On July 15, 2025, Raízen S.A., or Raízen, announced the indefinite discontinuation of operations at the Santa Elisa plant. As part of this decision, Raízen entered into sales agreements for up to 3.6 million tons of sugarcane, totaling approximately R$1.0 billion, with payment to be made in cash. Proceeds from the transaction will be used to reduce outstanding debt. Completion of the sale is subject to approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica) and other contractual conditions.

Publication of Normative Resolution No. 72/2025

On July 23, 2025, the State Agency for the Regulation of Delegated Public Services of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul) published Normative Resolution No. 72/2025. This resolution establishes a mechanism for updating and recovering fluctuations in gas and transportation prices within piped gas distribution tariffs. In accordance with the resolution, Companhia de Gás do Estado do Rio Grande do Sul – Sulgás, an indirect subsidiary of the Company, will begin recording monthly sectoral financial assets and liabilities, reflecting the difference between actual costs and those used in tariff adjustments. As a result, the accounting policy disclosed in the financial statements as of December 31, 2024, will be updated prospectively from the publication date of the resolution. We are currently assessing the impact of the resolution on the initial retroactive recognition.

Sale of Distributed Generation Assets

On July 24, 2025, Raízen announced the sale by its subsidiary Raízen Energia S.A. of 55 distributed generation plants, with a combined capacity of up to 142 MWp to Thopen Energia S.A. and Gera Holding Desenvolvedora S.A. for approximately R$600 million. Payment will be received upon the transfer of the assets, which is expected to occur by March 2026. This transaction marks the conclusion of the joint venture with Gera Holding Desenvolvedora S.A. and is subject to approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica) and other contractual conditions.

Impacts of the U.S. Executive Order

On July 30, 2025, the U.S. government enacted an executive order imposing an additional 40% tariff on certain Brazilian products. In response, we have assessed the potential impacts on our export activities and supply chain. We have concluded that the executive order is not expected to have a material effect on our operations, due to our limited exposure to the U.S. market and the fact that the products affected by the tariffs do not account for a significant portion of our overall business. We continue to monitor international regulatory developments and will take necessary actions to ensure compliance and mitigate potential impacts, in line with our market diversification strategy.

Corporate Reorganization of Rumo Malha Norte

On July 30, 2025, Rumo S.A., or Rumo, initiated the process of acquiring the remaining 0.26% interest in Rumo Malha Norte S.A. which it does not yet own.

Partial Spin-Off of Raízen to Raízen Energia S.A.

On July 31, 2025, the partial spin-off of Raízen was approved. As part of the spin-off, a portion of Raízen’s assets were transferred to its subsidiary Raízen Energia S.A., effective August 10, 2025. The transaction was carried out to streamline the corporate structure of the Raízen group, without altering the share capital or issuing new shares. The relevant assets, rights, and obligations transferred were fully assumed by Raízen Energia S.A.

Sale of Rio Brilhante and Passa Tempo

On August 29, 2025, Raízen announced that it had entered into a binding agreement for the sale of two industrial units—Rio Brilhante and Passa Tempo, both located in the municipality of Rio Brilhante, in the state of Mato Grosso do Sul. These units have a combined installed crushing capacity of approximately six million tons per crop year. The transaction also includes the transfer of Raízen’s proprietary sugarcane and related supplier contracts to the buyer, Cocal Agroindústria S.A.

The total transaction value is estimated at R$1,543.0 million, comprising: (i) approximately R$1,325.0 million for the assets; and (ii) approximately R$218.0 million related to off-season maintenance investments for the current year, which will be fully assumed by the buyer. Payment will be made in cash at closing, subject to customary adjustments applicable to transactions of this nature.

This transaction aligns with Raízen’s strategic plan to optimize its asset portfolio, streamline operations, and improve overall efficiency, with the objective of improving profitability across its agroindustrial segment. Following the completion of this transaction, along with other previously announced divestitures, Raízen will operate a portfolio of mills with a total installed crushing capacity of approximately 75 million tons per crop year.

The closing of the transaction is subject to approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica) and other contractual conditions.

Termination of Grupo Nós Joint Venture

On September 4, 2025, Raízen announced that it has agreed to terminate its proximity retail joint venture, Rede Integrada de Lojas de Conveniências e Proximidade S.A., or Grupo Nós, a 50%-50% joint venture between Raízen and FEMSA Comercio, S.A. de C.V., or FEMSA Comercio. The termination will be structured as a share exchange with no cash consideration whereby (i) Raízen will receive 1,256 Shell Select and Shell Café convenience stores and will continue to develop its offering through the priority franchise model, integrated into its Shell service station network, and (ii) FEMSA will receive 611 Oxxo proximity markets and the distribution center located in Cajamar, in the state of São Paulo, in addition to Grupo Nós’ existing debt and cash. As part of the agreement, Grupo Nós will continue to provide supply and logistics services related to the product portfolio currently offered through its distribution center, within its coverage area, to the Shell Select and Shell Café convenience stores. The completion of the transaction is subject to approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica) and other customary conditions precedent.

Possible Delisting of our American Depositary Shares, or ADSs, and Deregistration with the U.S. Securities and Exchange Commission, or SEC

We are considering taking certain actions to cause the delisting of our ADSs from the New York Stock Exchange, or NYSE, following the completion of certain proposed capitalization transactions. If we do pursue this delisting, the ADSs would cease to be tradeable on the NYSE and listing of our securities would be restricted to the listing of the common shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão). We would also no longer be required to follow the mandatory corporate governance standards promulgated by the listing rules of the NYSE.

Additionally, if we meet the applicable criteria at any time after completing such delisting, we may pursue the deregistration of our common shares and ADSs with the SEC resulting in the suspension of our reporting obligations with the SEC and ultimately the extinction thereof. As a result, the information required to be furnished by us to shareholders and to the SEC would be substantially reduced, and certain provisions of the Securities Exchange Act of 1934, as amended, would no longer apply to us, such as the requirement to file an annual report on Form 20-F with the SEC or to furnish current reports on Form 6-K. Furthermore, the ability of any of our affiliates, as defined in Rule 144(a)(1) of the Securities Act of 1933, as amended, or the Securities Act, and persons holding our restricted securities, as defined in Rule 144(a)(3) of the Securities Act, to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or eliminated.

Preliminary Estimates for the Nine Months Ended September 30, 2025

Our financial results for the nine months ended September 30, 2025 are not yet finalized. The following information reflects our preliminary estimates for that period:

We estimate that our consolidated net sales for the nine months ended September 30, 2025 will decrease marginally to estimated net sales between R$30.1 billion and R$31.1 billion, compared to consolidated net sales for the nine months ended September 30, 2024 of R$32.2 billion.

We estimate that our consolidated gross profit for the nine months ended September 30, 2025 will remain relatively stable at between R$9.5 billion and R$10.5 billion, compared to consolidated gross profit for the nine months ended September 30, 2024 of R$10.3 billion.

We estimate that our consolidated net profit (loss) for the nine months ended September 30, 2025 will decrease significantly to an expected loss between R$3.0 billion and R$4.0 billion, compared to a net profit of R$320.8 million for the nine months ended September 30, 2024.

Our earnings before interest, taxes, depreciation, and amortization, or EBITDA, for the nine months ended September 30, 2025 is expected to decrease significantly compared to the nine months ended September 30, 2024. These expected variations are mainly due to the following: (i) in the nine months ended September 30, 2024 and without a similar effect in the same period of 2025, the positive equity result from our investment in Vale S.A. and the recording of extemporaneous PIS/COFINS tax credits of Raízen, which were partially offset by the impairment in Rumo’s operations in the southern region of Brazil resulting from severe climate events in the second quarter of the year ended December 31, 2024, which damaged the railway infrastructure of Rumo Malha Sul S.A.; and (ii) in the nine months ended September 30, 2025, certain events occurred in Brazil and at Raízen, which included, in Brazil, the increase in the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC” interest rate by the Brazilian Central Bank (from 10.75% on September 30, 2024 to 15.0% on September 30, 2025) which could adversely impact our results of operations and, at Raízen, the decrease in crushing and agricultural productivity due to weather events, the maintenance shutdown at its refinery in Argentina, and the results of asset sales, which were partially offset by fire insurance compensation received by Moove.

Cautionary Statement Regarding Preliminary Estimates

While the preliminary estimates described above have been prepared in good faith and are based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of our management’s review of results and other factors. The preliminary estimates presented above are subject to finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full unaudited quarterly financial information. The preliminary estimates depend on several factors, including those relating to financial reporting processes, and our ability to timely and accurately report our financial results. In addition, the estimates and assumptions underlying these preliminary estimates include, among other things, economic, competitive, regulatory and financial market conditions and business decisions that may not be accurately reflected and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements” of our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, all of which are difficult to predict and may be beyond our control. There can be no assurance that the underlying assumptions or estimates will be realized. Actual results of the nine months ended September 30, 2025 may materially differ from these management estimates. We cannot assure you that our estimated preliminary results for the nine months ended September 30, 2025 will be indicative of our financial results for the nine months ended September 30, 2025, for future interim periods or for the full year ending December 31, 2025. Accordingly, the estimated preliminary results cannot be considered predictive of actual results of operations for the periods described above, and this information should not be relied on as such.

The estimated preliminary results presented in the Disclosure 6-K have been prepared by, and are the sole responsibility of, our management. PricewaterhouseCoopers Auditores Independentes Ltda. has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to such estimated preliminary results, neither did or does PricewaterhouseCoopers Auditores Independentes Ltda. express an opinion or any other form of assurance with respect thereto.

By including in this Current Report on Form 6-K a summary of certain estimated preliminary results regarding our financial and operating results, neither we, nor any of our affiliates, has made or makes any representation to any person regarding the ultimate performance of Cosan S.A. compared to the information contained in the estimated preliminary results. Actual results may materially differ from those described above, and we do not undertake any obligation unless required by applicable law to update or otherwise revise the estimated preliminary results set forth herein to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

Raízen Operating Results Preview

Raízen released its operating results preview for the second quarter of the 2025-2026 crop year, as disclosed in the Material Fact published on October 22, 2025.

Forward-Looking Statements

This Current Report on Form 6-K contains estimates and forward-looking statements. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and operating and financial trends, which affect or may affect our industry, market share, reputation, businesses, financial condition, results of operations, margins and/or cash flow. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties, are made in light of information currently available to us and should not be considered a guarantee of the results of operations we may achieve. Many significant factors in addition to those stated in this Current Report on Form 6-K may adversely affect our current estimates and forward-looking statements, and whether these estimates or statements may be realized. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers) and the cyclicality affecting our selling prices, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;

•	inflation and government measures to fight inflation;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or joint ventures;

•	our ability to adjust our capital structure through the sale of businesses and assets and repayment of outstanding debt;

•	our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	government intervention resulting in changes to the economy, taxes, tariffs and other trade barriers, regulatory environment or regulation in Brazil, including the effects of tax reforms in Brazil and their impact on the distribution of dividends, as well as non-renewal of concessions, including in relation to our regulated businesses such as Compass Gás e Energia S.A. and Rumo;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to work together successfully with our partners to operate our partnerships (such as the Raízen joint venture);

•	technological advances in the natural gas sector, including developments of natural gas for use in other applications, and advances in the development of alternatives to natural gas;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	changes in global energy usage;

•	appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility in recent years;

•	public health threats or outbreaks of communicable diseases, such as the coronavirus, or COVID-19, and others, could have an adverse effect on our operations and financial results; and

•	other factors that may affect our financial condition, liquidity and results of our operations, and other risk factors discussed in “Item 3. Key Information—D. Risk Factors” the Company’s annual report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on April 30, 2025 (SEC File No. 001-40155).

The words “believe,” “should,” “may,” “might,” “could,” “seek,” “aim,” “likely,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other similar words used in this Current Report on Form 6-K are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Current Report on Form 6-K might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer